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                                                                     Exhibit 3.4


Amendments to the By-Laws of Sealed Air Corporation, effective November 2, 2000


                           RESOLVED that Sections 2.05, 3.07, 3.08, 3.10 and
                  6.01 of the By-Laws of the Corporation shall be and are amended to read in their entirety as shown below:

                                    SECTION 2.05. SPECIAL MEETINGS. Special
                           meetings of the stockholders may be called by the chief executive officer or the president or by resolution of the Board of Directors and, subject to the procedures set forth in this section, shall be called by the chief executive officer or the secretary at the request in writing of stockholders owning a majority of the voting power of the then outstanding Voting Stock. Any such resolution or request shall state the purpose or purposes of the proposed meeting. Such meeting shall be held at such time and date as may be fixed by the Board of Directors. The Board of Directors may postpone fixing the time and date of a special meeting to be held at the request of stockholders in order to allow the secretary to determine the validity of such request, PROVIDED, that if such request is determined to be valid, then the Board of Directors shall fix the date of such special meeting to be no later than 90 days after such determination. For the purposes of these By-laws, the term "Voting Stock" shall have the meaning of such term set forth in the Certificate of Incorporation or, if not defined therein, "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

                                    SECTION 3.07. SPECIAL MEETINGS. Special
                           meetings of the Board of Directors may be called by the chief executive officer or the president and shall be called by the chief executive officer or the secretary on the written request of at least two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three calendar days before the meeting if by mail or at least the calendar day before the meeting if given in person or by telephone, facsimile, telegraph, telex or similar means of electronic transmission. The notice need not specify the business to be transacted.

                                    SECTION 3.08. EMERGENCY MEETINGS. In the
                           event of an emergency which in the judgment of the chief executive officer or the president requires immediate action, a special meeting may be convened without notice, consisting of those directors who are immediately available in person or by telephone and can be joined in the meeting in person or by conference telephone. The actions taken at such a meeting
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                           shall be valid if at least a quorum of the directors
                           participates either personally or by conference telephone.

                                    SECTION 3.10.  ORGANIZATION.  The chief
                           executive officer shall preside at meetings of the Board of Directors.

                                    SECTION 6.01. ISSUANCE. The stock of the
                           Corporation shall be represented by certificates, PROVIDED that the Board of Directors may provide by resolution for any or all of the stock to be uncertificated shares. Notwithstanding any resolution by the board of directors providing for uncertificated shares, every holder of stock in the Corporation represented by certificates and, upon request, every holder of uncertificated shares in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by, the chairman or vice chairman of the board, if any, or the president or a vice president and the treasurer or an assistant treasurer or the secretary or an assistant secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation.